Exhibit 99.6

Emera Reports 2023 First Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) reported 2023 first quarter financial results.

Highlights

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Quarterly adjusted earnings per share (“EPS”) (1) of $0.99 increased $0.07 or 8% compared to $0.92 in Q1 2022 resulting from higher marketing and trading margin at Emera Energy Services (“EES”) and higher earnings at New Mexico Gas Company (“NMGC”). This was partially offset by lower contributions from Tampa Electric Company (“TEC”) and Nova Scotia Power and higher interest expense throughout the business.

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Quarterly reported net income increased by $198 million to $560 million compared to $362 million in Q1 2022 and quarterly reported EPS increased by $0.69 to $2.07 from $1.38 in Q1 2022 primarily due to higher mark-to-market (“MTM”) gains at EES.

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The commissioning of the Labrador Island Link (“LIL”) in April was another important step in a transformative energy project that has already delivered more than one million megawatt hours of hydro energy over the Maritime Link and will continue to deliver clean, reliable energy to Nova Scotians for years to come.

“We are off to a solid start in 2023, continuing our track record of delivering for customers and providing predictable, reliable earnings growth for our shareholders,” said Scott Balfour, President and CEO of Emera Inc. “Across Emera, our teams are executing on a $3 billion capital plan in support of our strategy, focused on a responsible and balanced energy transition for our customers.”

Q1 2023 Financial Results

Q1 2023 reported net income was $560 million, or $2.07 per common share, compared with net income $362 million, or $1.38 per common share, in Q1 2022.

Q1 2023 adjusted net income(1) was $268 million, or $0.99 per common share, compared with $242 million, or $0.92 per common share, in Q1 2022. The increase was primarily due to higher earnings contribution from EES and NMGC; the impact of a weaker Canadian Dollar (“CAD”); and decreased corporate costs due to timing of long-term compensation and related hedges. These were partially offset by increased interest expense due to higher interest rates and increased total debt; and lower earnings contributions from TEC.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-US GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2022 to 2023.

For the	Three months ended
millions of Canadian dollars	March 31
Adjusted net income – 2022[1,2]	$ 242
Operating Unit Performance
Operating Unit Performance
Increased earnings at Emera Energy Services (“EES”) reflecting favourable hedging opportunities, more available gas transport due to mild winter, weather driven price and volatility spikes, and timing of recognition of transport and other costs	29
Increased earnings at NMGC due to higher asset optimization revenues and new base rates	20
Decreased earnings at TEC due to higher interest expense, increased operating, maintenance and general expenses (“OM&G”), partially offset by new base rates and the impact of a weaker CAD	(5)
Corporate
Decreased OM&G, pre-tax, due to timing of long-term compensation and related hedges	9
Increased interest expense, pre-tax, due to higher interest rates and increased total debt	(24)
Other Variances	(3)
Adjusted net income – 2023[1,2]	$ 268

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest USGAAP measure.

2 Excludes the effect of MTM adjustments, net of tax, and the impact of the NSPML unrecoverable costs.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2023	2022
Adjusted net income[1,2]
Florida Electric Utility	$107	$112
Canadian Electric Utilities	92	98
Gas Utilities and Infrastructure	94	77
Other Electric Utilities	4	1
Other[3]	(29)	(46)
Adjusted net income[1,2]	$268	$242
After-tax mark-to-market gain4,	292	127
NSPML unrecoverable costs[5]	-	(7)
Net income attributable to common shareholders	$560	$362

EPS (basic)	$2.07	$1.38

Adjusted EPS (basic)[1,2]	$0.99	$0.92

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments and the impact of the NSPML unrecoverable costs.

3 Primarily due to higher contributions from EES and timing of long-term incentive compensation and related hedges, partially offset by increased interest expense.

4 Net of income tax expense of $119 million for the three months ended March 31, 2023 (2022 - $54 million tax expense).

5 After-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q1 2023 MD&A which is incorporated herein by reference and can be found on SEDAR at

www.sedar.com. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Friday, May 12, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2023 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-888-886-7786. International parties are invited to participate by dialing 1-416-764-8658. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $39 billion in assets and 2022 revenues of more than $7.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com

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